SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG.PHILIPS LCD UPDATES SECOND QUARTER 2006 BUSINESS OUTLOOK

SEOUL, Korea (June 12, 2006) – LG.Philips LCD (NYSE: LPL, KRX: 034220), one of the world’s leading TFT-LCD manufacturers, today updated its outlook for the second quarter of 2006.

Based on currently available information and current market conditions:

•	LG.Philips LCD’s area shipments are expected to increase by a mid-teen percentage quarter-on-quarter, a decline from the previous guidance of a mid-to-high twenties percentage increase.

•	LCD TV shipment growth at the end of the second quarter is expected to be approximately 25% quarter-on-quarter, approximately 50% less than previously announced expectations.

•	The average selling price per square meter of glass at the end of the second quarter of 2006 is anticipated to decline by a mid-teen percentage quarter-end on quarter–end, compared to a mid-to-high single digit decrease guided previously.

•	The Company’s EBITDA margin is now expected to be around 10%, a decrease from the previous guidance of approximately 20%.

“Several factors affected the global LCD industry during the second quarter. First, the industry experienced larger than expected price declines across all product categories. In addition, while mid-to-long term demand for flat screen panels remains strong, we saw weaker seasonal demand during the second quarter, which has increased our inventory to about four weeks, a higher level than anticipated,” commented Ron Wirahadiraksa, President and Chief Financial Officer of LG.Philips LCD. “Given these factors, we have decided to temporize production to address inventory concerns and better balance our short term supply with demand. Furthermore, we are reviewing our total capacity plans for the year and beyond.”

LG.Philips LCD expects to report final second quarter results on Tuesday, July 11th and will conduct a conference call at that time to discuss the results.

About LG.Philips LCD

LG.Philips LCD [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates seven fabrication facilities in Korea and has approximately 21,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com.

LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:

Jay Hong [Korea]
LG.Philips LCD
Tel: +822-3777-1010
Email: jay.hong@lgphilips-lcd.com

Media Contacts:

Elliot Sloane [USA]	Sue Kim [Korea]
Sloane & Company	LG.Philips LCD
Tel: +1-212-446-1860	Tel: +822-3777-0970
Email: ESloane@sloanepr.com	Email: sue.kim@lgphilips-lcd.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: June 12, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer